September 3, 2019

Warren Sheppard
Chief Executive Officer
Kibush Capital Corp.
2215-B Renaissance Drive
Las Vegas, NV 89119

       Re: Kibush Capital Corp.
           Registration Statement on Form S-1
           Filed August 7, 2019
           File No. 333-233066

Dear Mr. Sheppard:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed August 7, 2019

Cover Page

1. We note that if you sell the maximum amount of shares the company will receive
       $5,000,000 in gross proceeds. Please revise as it appears that the maximum gross proceeds is $500,000. In this regard, please revise the gross proceeds in the event you sell
       75% of the shares offered.
Exhibit 23.2
Independent Registered Public Accounting Firm's Consent, page 1

2.     Please have your independent auditor revise their consent to:
         Make reference to the appropriate filing;
         Correct the audit report date for fiscal year ended September 30, 2018; and
 Warren Sheppard
Kibush Capital Corp.
September 3, 2019
Page 2

             Include the audit report date for fiscal year ended September 30, 2017.
Security Ownership of Management and Certain Securityholders, page 35

3. We note your beneficial ownership table on page 36. Please disclose the percentage of the class owned. In this regard, please update your beneficial ownership table to the most recent practicable date. See Item 403 of Regulation S-K.
Interests of Management and Others in Certain Transactions, page 36

4. We note your related party transactions on page F-15. Please disclose your related party transactions. Additionally, please disclose the information required by Item 404(c) of
         Regulation S-K for your promoters. See Item 404 of Regulation S-K. Experts, page 39

5. Your reference to the audited financial statements for the years ended March 31, 2019 and
         2018 does not appear to be consistent with your audited financial statements for the years ended September 30, 2018 and 2017 provided on page F-20. Please revise your disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                              Sincerely,
FirstName LastNameWarren Sheppard
                                                              Division of
Corporation Finance
Comapany NameKibush Capital Corp.
                                                              Office of
Beverages, Apparel and
September 3, 2019 Page 2                                      Mining
FirstName LastName